

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Cathy King
Vice President, General Counsel & Corporate Secretary
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re: PAR Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed August 30, 2021**
> **File No. 333-259170**

Dear Ms. King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Boris Dolgonos